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MONSANTO COMPANY 800 NORTH LINDBERGH BLVD ST. LOUIS, MISSOURI 63167

March 9, 2011

VIA EDGAR, FACSIMILE AND FEDEX

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549
(202) 772-9202 (Fax)
Attention:              Linda Cvrkel
Heather Clark

Re:	Monsanto Company
Form 10-K for the fiscal year ended August 31, 2010
Filed October 27, 2010
Form 10-Q for the quarter ended November 30, 2010
Filed January 7, 2011
File No. 001-16167

Ladies and Gentlemen:

Reference is made to the Staff’s letter, dated February 24, 2011, setting forth comments to the Annual Report on Form 10-K for the fiscal year ended August 31, 2010 (the “Form 10-K”) and to the Quarterly Report on Form 10-Q for the quarter ended November 30, 2010 (the “Form 10-Q”) by Monsanto Company (“Monsanto” or the “company”).  Set forth below are the Staff’s comments, indicated in bold, and the company’s responses.  The company plans to incorporate changes to its filings prompted by the Staff’s comments on a going forward basis in future filings, as outlined in the responses below.  We understand that the purpose of the Staff’s review is to assist the company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings.  As such, we understand that the Staff may have further comments based on our responses.

United States Securities and Exchange Commission
Division of Corporation Finance
March 9, 2011

COMMENTS

Quarterly Report on Form 10-Q for the quarter ended November 30, 2010

Financial Statements, page 3
Condensed Statements of Consolidated Financial Position, page 5

1.
We see from page 38 that the company’s deferred revenues increased $1,119 million due to a change in the U.S. customer prepayment date that was shifted to the month of November. Please tell us and revise MD&A in future filings to explain the facts or circumstances responsible for the change in the prepayment date and to explain why the change in this prepayment date resulted in the significant increase in deferred revenues. Also, please explain why the increase in deferred revenue is classified in current liabilities.

Response.  Substantially all of the deferred revenue balance as of November 30, 2010 and 2009 (our first fiscal quarter), represents prepayments Monsanto received from its customers in the U.S. Many of our customers receive a discount by prepaying for product by a certain date, in November or December. Prepayment options are attractive to customers given the discounted price and the ability to utilize cash flow from the current year grain harvest to pay for the next season seed purchases.
We establish the prepayment date annually, based in part upon the timing of the current year harvest. In fiscal year 2010, the due date of the prepayment program was in December 2009 (second quarter of fiscal year 2010). As a result, prepayments were received primarily during the second quarter of fiscal year 2010. In fiscal year 2011, we established a prepayment date in November (first quarter of fiscal year 2011) to accommodate an early harvest. Given the change in the prepayment date from December to November, our financial statements as of November 30, 2010 had a significant increase in deferred revenue as compared to the financial statements as of August 31, 2010 and November 30, 2009.
When Monsanto receives cash from a customer prepayment, deferred revenue is recorded. When the product is shipped in the second and third quarter of the same fiscal year, the deferred revenue balance is relieved and revenue is recognized. The deferred revenue balance is considered short term in nature and thus classified in current liabilities as the prepayments are for products shipped within the next 12 months.
In future filings, we will include additional facts and circumstances to explain significant fluctuations of the deferred revenue balance between periods, if any. In our second quarter fiscal year 2011 filing, we do not anticipate including additional disclosure, as the prepayment balance included within deferred revenue at November 30, 2010 and 2009, will have been substantially earned.

United States Securities and Exchange Commission
Division of Corporation Finance
March 9, 2011

Notes to the Consolidated Financial Statements – Unaudited, page 8
Note 16.  Postretirement Benefits – Pensions, Health Care and Other, page 24
Employee Savings Plan, page 25

2.
We note from the disclosure included in Note 16 that as of both November 30, 2010 and August 31, 2010, a liability of $56 million is due to the Monsanto ESOP from the company and is included in other liabilities in the company’s condensed statements of financial position at these dates. We also note from the company’s disclosure that this payable is related to the November 2008 and 2004 ESOP enhancements. Given that this payable relates to enhancements to the ESOP plan completed in 2004 and 2008, please tell us and revise future filings to disclose when this payable from the company to the ESOP plan is required or expected to be paid.

Response.  The $56 million liability due to the Monsanto ESOP from the company is comprised of $51 million related to the 2004 ESOP refinancing and $5 million related to the 2008 ESOP refinancing. The 2004 ESOP refinancing liability is required to be paid by Monsanto no later than December 31, 2017. The 2008 ESOP refinancing liability is due for payment by Monsanto no later than December 31, 2032.
In our Annual Report on Form 10-K for the fiscal year ended August 31, 2010, the ESOP refinancing liability is referenced in the contractual obligations table within Note 25 — Commitments and Contingencies as “Postretirement and ESOP liabilities” with the estimated future payment dates. In this disclosure, we state our estimated future payments for the $56 million liability are due by the fiscal year ending August 31, 2016 and beyond.
In our Annual Report on Form 10-K for the year ending August 31, 2011 and future annual filings, Monsanto will expand the disclosure in Note 19 — Employee Savings Plans to include the following information regarding the required due dates for the ESOP refinancing liabilities:
“The liability related to the 2004 ESOP refinancing is required to be paid no later than December 31, 2017.” We will also add the following statement, “the liability related to the 2008 ESOP refinancing is required to be paid no later than December 31, 2032.”

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United States Securities and Exchange Commission
Division of Corporation Finance
March 9, 2011

We hereby acknowledge that:

(i) the company is responsible for the adequacy and accuracy of the disclosures in the filing;

(ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me ((314) 694-9791) if you have any questions or comments relating to the matters referenced above.  Thank you for your attention to this matter.

Sincerely,

   /s/ Nicole Ringenberg__________
Nicole Ringenberg
Vice President and Controller
Monsanto Company

cc:	Pierre Courduroux, Monsanto Company Nancy E. Hamilton, Esq., Monsanto Company